UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)*

______________________________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2022
(Date of event which requires filing of this statement)

______________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,338,418 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,338,418 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,418 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON* IA, PN

(1)
Consisting of 1,021,442 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock which may be received upon conversion of the 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer.

*	Based on 78,914,598 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,338,418 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,338,418 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,418 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON* OO, HC

(1)	Consisting of 1,021,442 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.
*	Based on 78,914,598 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,338,418 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,338,418 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,418 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Consisting of 1,021,442 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.
*	Based on 78,914,598 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,338,418 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,338,418 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,338,418 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Consisting of 1,021,442 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.
*	Based on 78,914,598 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022.

AMENDMENT NO. 16 TO SCHEDULE 13D
This Amendment No. 16 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D (the “Amendment No. 7”), filed on August 4, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020, Amendment No. 11 to Schedule 13D (the “Amendment No. 11) filed on January 12, 2021, Amendment No. 12 to Schedule 13D (the “Amendment No. 12”) filed on September 8, 2021, Amendment No. 13 to Schedule 13D (the “Amendment No. 13”) filed on October 5, 2021, Amendment No. 14 to Schedule 13D (the “Amendment No. 14) filed on March 8, 2022 and Amendment No. 15 to Schedule 13D (the “Amendment No. 15) filed on August 24, 2022 (the “Schedule 13D”).
This Amendment No. 16 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons intend to communicate with the Issuer’s management and Board of Directors (the “Board”), as well as holders of equity or debt securities or other indebtedness of the Issuer, regarding potential transactions involving the Issuer’s equity or debt securities or other indebtedness that could extend debt maturities and/or enhance liquidity, as well as related financial and other matters. Such potential transactions could involve third parties and could include, but are not limited to, consent solicitations involving the Issuer’s debt securities, amendments to agreements governing the Issuer’s other indebtedness, exchanges of equity and/or debt securities of the Issuer for other securities of the Issuer, and provision of additional financing to the Issuer. The Reporting Persons or their affiliates may participate in any such transactions or any other transactions that may be undertaken by the Issuer.

In addition to the potential actions described above, the Reporting Persons intend to communicate with the Issuer's management and Board regarding potential strategic transactions involving the Issuer (including potential merger and/or acquisition options) that could enhance shareholder value. The Reporting Persons may engage in discussions about entering into financing or similar transactions with the Issuer relating to such strategic transactions. Further, the Reporting Persons and their representatives may engage in discussions with other current or prospective holders of equity or debt securities or other indebtedness of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, potential strategic alternatives for the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the transactions referenced in this Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 78,914,598 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2022. The information below is provided as of 4 pm New York City Time on August 25, 2022.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 8,338,418 shares of Common Stock and the power to dispose of 8,338,418 shares of Common Stock held in the Accounts, consisting of 1,021,442 shares of Common Stock held in the Accounts, with the remaining shares of Common Stock consisting of shares issuable upon the conversion of the Preferred Stock. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 8,338,418 shares of Common Stock and the power to dispose of 8,338,418 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 8,338,418 shares of Common Stock and the shared power to dispose of 8,338,418 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 8,338,418 shares of Common Stock and the shared power to dispose of 8,338,418 shares of Common Stock held in the Accounts.
(c) The transactions by the Accounts in the securities of the Issuer since August 24, 2022 are set forth in Schedule A, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:
As of 9 am on August 26, 2022, the Accounts currently have an aggregate short call option position relating to 225,000 shares of Common Stock that expire on September 16, 2022. The Accounts may from time to time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 26, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP, LLC
Its General Partner

By:	Josh Baumgarten
Its Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP, LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Schedule A

The following table sets forth all transactions with respect to shares of Common Stock effected since August 24, 2022 by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 25, 2022. All such transactions were sales of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
08/24/2022	(17,793)	32.02	(1)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.54 to $32.44, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in footnote (1).